Mission First Capital, LLC

Delaware Limited Liability Company

Financial Statement and Independent Auditor’s Report

September 8, 2020 (inception)

MISSION FIRST CAPITAL, LLC

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM2

BALANCE SHEET3

NOTES TO THE FINANCIAL STATEMENT4-8

Report of Independent Registered Public Accounting Firm

To the Members of

Mission First Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mission First Capital, LLC (the “Company”) as of September 8, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of

September 8, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 3 to the financial statements, the Company has not commenced planned principal operations, plans to incur significant costs in pursuit of its planned principal operations, and has not generated any revenues which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2020.

Virginia Beach, Virginia

December 18, 2020

MISSION FIRST CAPITAL, LLC

BALANCE SHEET

As of September 8, 2020 (inception)

ASSETS
Current Assets:
Cash and cash equivalents	$ -
Total Current Assets

TOTAL ASSETS	$ -

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities:
Due to a related party	$ -
Total Current Liabilities

Members' Equity (Deficit)

TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ -

See accompanying Independent Auditor’s Report

MISSION FIRST CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

As of September 8, 2020 (inception)

NOTE 1:  NATURE OF OPERATIONS

Mission First Capital, LLC (the “Company”) is a limited liability company organized September 8, 2020 under the laws of Delaware.  The Company was formed for the purpose of acquisition, holding, administration, and disposition of interests in real estate.

Mission 1 Management, LLC (the “Manager”) is the initial manager of the Company and shall hold office until a successor shall have been elected and qualified. Successor manager(s) need not be a member of the Company or residents of the State of Delaware. The Manager shall manage all business and affairs of the Company.

Regarding Mission First Capital LLC, the rights and obligations of the members are governed by the operating agreement which stipulates that members’ liability is limited with regards to debts, liabilities, contracts, or any other obligations of the entity. Each member’s interest in the entity is defined by its operating agreement.

The Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital.  Once the Company commences its planned principal operations, it will incur significant additional expenses.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business. The Company anticipates funding operations and future acquisitions in real estate by offering to investors the opportunity to purchase up to a maximum $50,000,000 of membership units.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records and prepares its financial statements on an accrual basis. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000.

MISSION FIRST CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

As of September 8, 2020 (inception)

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) “Revenue from Contracts with Customers (Topic 606)” when it has achieved all performance obligations relevant to the sales agreement and collection is probable.  No revenue has been earned or recognized as of September 8, 2020 (inception).

Income Taxes

The Company is a limited liability company.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members.  Therefore, no provision for income tax has been recorded in the statements.  Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

MISSION FIRST CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

As of September 8, 2020 (inception)

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3:  GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its planned principal operations, and has not generated any revenues as of September 8, 2020 (inception). The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.  No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4:  MEMBERS’ EQUITY (DEFICIT)

The Company denominates its limited liability company interest as Membership Interest classified into three classes: Class G, Class L and Class M.

The minimum investment amount required of a Class G Investor is $5,000, however, the Manager reserves the right to accept less than the minimum investment amount from a single Class G Investor in the Manager’s sole discretion. On all matters requiring a vote of the Class G Interests, each Holder of Class G Interests shall be entitled to one vote for each Class G Interest held by such holder on the record date fixed for such meeting, or on the effective date of such written consent. Class G Members shall be entitled to the preferred return associated with their units of Class G Interests.

The minimum investment amount required of a Class L Investor is $25,000, however, the Manager reserves the right to accept less than the minimum investment amount from a single Class L Investor in the Manager’s sole discretion. On all matters requiring a vote of the Class L Interests, each Holder of Class L Interests shall be entitled to one vote for each Class L Interest held by such holder on the record date fixed for such meeting, or on the effective date of such written consent. Class L Members shall be entitled to the preferred return associated with their units of Class L Interests.

MISSION FIRST CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

As of September 8, 2020 (inception)

The Manager (or its members and/or their affiliates) will retain ownership of all Class M Membership interest in the Company in exchange for services to the Company. The Class M Interests shall be subordinate to the Class G and Class L Interests. The issuance of Class M Interests is irrevocable even if Mission 1 Management, LLC is removed or resigns as the Manager of the Company. On all matters requiring a vote of the Class M Interests, each holder of Class M Interests shall be entitled to one vote for each Class M Interest held by such holder on the record date fixed for such meeting, or on the effective date of such written consent.

The Company’s members may request redemption after holding their membership interests for at least 12 months, provided however that not more than 5% of the Company’s membership interests may be redeemed in a single year.

Class G and Class L members are entitled to cumulative, non-compounded preferred returns on their membership interests based on the amount of their capital contributions.  The amount of the preferred returns are as follows:

•Class G Members who elect to hold their units for a minimum term of three years: 8.33% per annum, payable at the conclusion of such term;

•Class G Members who elect to hold their units for a minimum term of five years: 10% per annum, payable at the conclusion of such term;

•Class G Members who elect to hold their units for a minimum term of eight years: 12.5% per annum, payable at the conclusion of such term;

•Class L Members who make capital contributions of up to $49,999: 8% per annum, payable monthly within 30 days after the close of each full calendar month; and

•Class L Members who make capital contributions of $50,000 or more: 10% per annum, payable monthly within 30 days after the close of each full calendar month.

Once the preferred returns have been realized by the Class G and Class L members, any and all excess distributable cash is allocated and distributed to the Class M members ratably.

NOTE 5:  RELATED PARTY TRANSACTIONS

The Company is managed by Mission 1 Management, LLC, a Delaware limited liability company.

The Manager will receive cash distributions and may earn additional compensation in the form of fees, commissions, reimbursements, interest or other compensation.   In addition, the Manager will receive an asset management fee of 1.0% of the total capital contributions, as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments, paid monthly and a company management fee, or carried interest, which is the profit sharing of all distributable cash that is available after the members have received their stated preferred return.

MISSION FIRST CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

As of September 8, 2020 (inception)

NOTE 6:  RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC.

The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted the new standard effective on the Company’s inception date.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on the Company’s financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7:  SUBSEQUENT EVENTS

Capital Contributions

In November 2020, Mission 1 Management, LLC contributed $200 in exchange of 100 Class M units.

Management’s Evaluation

Management has evaluated subsequent events through November 10, 2020 the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.